UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY, 2005

Commission File Number 0-026571

CREO INC.
(Registrant’s name)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101 (b)(7):________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Per:	/s/ Paul Kacir Paul Kacir, Corporate Secretary

Date: January 10, 2005

For immediate release

Creo Board Recommends Shareholders Reject Dissident Slate of Director Nominees

•	Company Is On the Optimal Path To Enhance Shareholder Value Under Leadership of Current Board and Management

•	Dissidents’ Proposed Radical Cuts Put Shareholder Value At Risk Without Compensation To Shareholders

Vancouver, BC, Canada (January 10, 2005) – The board of directors of Creo Inc. (NASDAQ: CREO; TSX: CRE) has recommended that shareholders vote in favor of the Creo slate of director nominees and reject any slate of director nominees that may be proposed by a small group of dissident shareholders holding approximately 5.81 percent of the company’s shares.

This recommendation and reasons for supporting the current board are described in the management proxy circular mailed to all Creo shareholders in advance of the company’s annual and special meeting to be held on February 10, 2005.

The dissidents, predominantly investment firms Goodwood Inc. and Burton Capital Management, LLC, have indicated their intention to nominate a slate of directors who would in turn appoint Robert G. Burton, Sr. as Creo’s chief executive officer and chairman of the board of directors. At the time of today’s announcement, the dissidents have disclosed neither their director nominees nor any specific plans for Creo, including the implementation of radical cost cuts they proposed in an August 2004 letter to the company.

“The board believes the dissidents’ proxy solicitation proposes to hand control of the Company to a group with an ill-conceived and high-risk approach that will jeopardize the future of the Company, without offering any compensation to shareholders,” the Creo board says in the circular.

The circular describes the board’s numerous reasons for recommending that shareholders vote in favor of the current board, which include the following:

Creo is Currently on the Optimal Path to Enhance Shareholder Value

Creo’s current board and management have built Creo into a recognized world leader in its industry and increased revenues from US$6 million to US$636 million in 10 years. Despite a prolonged downturn in the printing industry, Creo has steadily improved its annual operating results since 2002, and the company’s solid performance in 2004 established a strong foundation for continued growth in earnings and shareholder value. Creo is now successfully implementing its business plan which is expected to achieve annualized cost savings of US$24 million in the third quarter of 2005 and deliver pre-tax earnings of at least eight percent of revenue by the fourth quarter of fiscal 2005 which ends September 30. To further enhance long-term shareholder value,

Creo has entered the digital plate business, reinforcing the company’s strong market position as an equipment, software and service provider.

The board believes Creo’s success to date has been built on:

•	its research and development (“R&D”) effort, which has generated innovative and successful products and solutions;

•	its skilled and motivated employees, who have developed those products and provide industry-leading sales and support services; and

•	its strong relationships with customers, who are supportive and loyal to the company and its innovative technology and products.

In the board’s judgment, Creo’s future is dependent on maintaining its strong industry position and continuation of the successful expansion of its digital plate business, which the company has built into a competitive business in only one year. The digital plate business is expected to make a significant contribution to Creo’s financial results this year and to increase the stability of Creo’s earnings and revenue as the proportion of recurring business continues to grow.

The Board Believes the Dissidents’ Proposal Puts Creo Shareholder Value at Risk

In a letter to the company in August 2004, one of the dissidents proposed a radical US$60 million reduction in the company’s cost structure, approximately US$36 million over and above the US$24 million in savings already incorporated in the company’s business plan announced on October 6, 2004. The proposed cuts were aimed primarily at the company’s R&D program and general employee reductions – both critical sources of value creation for shareholders. These proposed cuts reflect a clear lack of understanding of Creo’s competitive and innovation-driven business, as well as the fact that the company is at a critical point in the implementation of its digital plate strategy.

The board states in the circular, “Such radical cuts would cause the Company to reduce its estimated fiscal 2006 pre-tax profit by more than US$60 million, excluding related restructuring and severance charges. In addition, such drastic measures would introduce significant risk to the Company’s ability to manufacture, sell and service its products, and would impair its ability to compete.” Management estimates that the reduction of an additional US$36 million in expenses would entail an estimated total restructuring charge in excess of US$20 million taken over fiscal 2005 and 2006, including cash severance in excess of US$15 million.

Creo’s highly skilled sales force relies on the express commitment of the company to deliver future innovations and support to current and prospective customers. The board believes that such ill-conceived and short-sighted cost-cutting measures, as proposed by one of the dissidents, would compromise Creo’s ability to uphold its commitment to innovation and service, would result in a reduction of loyalty among both Creo’s customers and employees and would have an immediate negative impact on the company’s short-term revenue and profitability. The board believes that in the medium to long term, such cuts would significantly impair the company’s competitive advantage.

Robert Burton, Sr. is the Wrong Person to Lead Creo

In the judgment of the board, the dissidents’ proposed chief executive officer and chairman of the board, Mr. Burton, is the wrong person to lead Creo for the following reasons.

Lack of Relevant Experience:

Mr. Burton has no experience in managing a high-technology developer, manufacturer and distributor of innovative hardware, software, digital media and service solutions. Moreover, he has no experience in managing and guiding an R&D portfolio based on advanced technologies. Mr. Burton’s experience is primarily in companies with manufacturing operations and little or no R&D. The production of high-volume printing is generally based on multi-year contracts with a relatively small number of customers.

By contrast, Creo’s rapidly evolving business is based on the sale of high-technology equipment and sophisticated software, and the provision of highly responsive service to a large number of customers in all regions of the world. A large percentage of Creo’s revenue is booked and taken into revenue in the same quarter. In the Board’s opinion, Mr. Burton’s experience is wholly inadequate for managing the company’s business.

Ill-Suited Management Style:

Mr. Burton has a demonstrated history of employing confrontational management techniques. The following quote appeared in the Knight Ridder/Tribune Business News on October 22, 2001, with reference to the period of time that Mr. Burton was chief executive officer of Walter Industries, Inc.:

“Before I got here, there was a bunker mentality,” Don DeFosset, the chief executive officer of Walter Industries who replaced Mr. Burton, said. “People were afraid to say anything. People were afraid to do anything outside the narrow constraint of their job. The management style was threatening and intimidating.”

The Board believes that this approach would be particularly harmful if applied to Creo, which has developed a work environment designed to appeal to the highly educated and creative employees who are integral to Creo’s continued success.

Past Performance:

In April 2000, Mr. Burton was named chief executive officer of Walter Industries, a Tampa-based conglomerate known primarily for its home-building and financial services subsidiaries. Mr. Burton replaced many of Walter Industries’ executives with his own management team and announced a plan to turn the company around by cutting US$25 million in annual expenses. Mr. Burton’s plan included firing 5 percent of the workforce and slashing the company’s portfolio of subsidiaries. Just 14 weeks after becoming chief executive officer, Mr. Burton resigned amidst reports of plummeting employee morale. As at December 23, 2004, Walter Industries’ publicly traded stock was trading at a price that is 2.94 times higher than it was when Mr. Burton departed from that company.

In December 2000, Mr. Burton was appointed chairman and chief executive officer of Moore Corporation. After two years as chief executive officer, Mr. Burton resigned in December 2002. During 2002, approximately 72 percent of Moore Corporation’s reported profits in accordance with generally accepted accounting principles (“GAAP”) resulted from adjustments that were made to the valuation allowance for income tax assets. In 2001, Moore Corporation increased its valuation allowance by US$102.7 million, contributing to a GAAP net loss of US$373.4 million. In 2002, Moore Corporation reversed US$52.8 million of that increase, which helped boost GAAP profits to US$73.3 million.

The Dissidents Propose a Change of Control of Creo that would Create Risk without Compensation to Shareholders

Despite creating significant strategic risk for Creo and its shareholders through the potential damage to the company’s relationships with key customers, employees and other groups, the dissidents are not offering Creo shareholders any compensation in exchange for such risk.

While one of the dissidents acknowledged that “Creo is a well respected leader in prepress systems with high-quality, advanced products that are very compelling”, the dissidents have not provided a sound plan for their proposed management of Creo. Further, the dissidents have not elected to participate in the strategic review process being conducted by the special committee.

The Current Management and Board Are In the Best Position to Continue to Execute on the Strategic Review Process

To ensure Creo is considering all avenues to enhance shareholder value, in July 2004 the board established a special committee and engaged external financial advisors to review all strategic alternatives available to the company.

Current management and the board have the best understanding of the company, the competitive environment in which it operates and its current and potential strategic partners. Accordingly, current management and the board are in the best position to conclude the strategic review process with a view to maximizing shareholder value.

Recommendation that Shareholders Vote For Creo’s Slate of Director Nominees

The board of directors of Creo therefore recommends that shareholders:

•	carefully review the management proxy circular;

•	vote FOR Creo’s slate of director nominees using the BLUE form of proxy included with the circular; and

•	discard any proxy materials they may receive from the dissidents.

Shareholders with questions or requiring assistance in voting the BLUE form of proxy can contact the firm assisting Creo in the solicitation of proxies – Georgeson Shareholder – at +1-877-288-9604.

The complete management proxy circular, full text of the letter to shareholders and other related materials can be accessed later today at www.creo.com/shareholdervalue.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2004, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

About Creo

Creo Inc. is a global company with key strengths in imaging, software, and digital printing plate technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers, and high-speed digital printers.

Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

© 2005 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.419.4794	T. +1.604.676.4526
IR@creo.com	rochelle.van.halm@creo.com